Exhibit 4.2

SECOND AMENDED AND RESTATED JUNIOR SECURED PROMISSORY NOTE

$1,000,000.00	January 25, 2024
Boston, Massachusetts

FOR VALUE RECEIVED, AGRIFY CORPORATION, a Nevada corporation (“Maker”), promises to pay to the order of GIC ACQUISITION LLC, a Delaware limited liability company with an office at 675 VFW Parkway, Suite 152, Chestnut Hill, Massachusetts 02467-3656 (“Holder”), the principal sum advanced to Maker from time to time up to a maximum of ONE MILLION DOLLARS ($1,000,000.00) in lawful money of the United States of America, under the terms and at the times stated herein.

The principal and interest due under this Second Amended and Restated Junior Secured Promissory Note (this “Note”) shall be payable in full on June 30, 2024.

This Note may be prepaid, in whole or in part, at any time without any penalty, fee, or premium of any kind.

This Note represents a junior security interest in Maker, and such junior security interest herein granted and provided for is made and given to secure, and shall secure, the payment and performance of this Note, provided that such security interest and any payments due under this Note shall be subordinate to any obligations of and interests granted in those certain senior secured notes previously issued by Maker (the “Senior Secured Notes”).

The principal balance outstanding under this Note from time to time shall bear interest at the rate of ten percent (10%) per annum computed on the basis of a 360 day year.

Upon the occurrence a payment default, and at all times thereafter until this Note is paid in full, the principal balance of this Note shall bear interest at the default rate of eighteen percent (18%) per annum computed on the basis of a 360 day year.

Maker waives presentment, demand, notice, protest, and delay in connection with the delivery, acceptance, performance, collection, and enforcement of this Note.

No delay or omission on the part of Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. A waiver on anyone occasion shall not be construed as a bar to or a waiver of any such right and/or remedy on any future occasion.

Holder shall be entitled to an award of its reasonable costs and expenses, including, but not limited to, reasonable attorney’s fees, incurred in enforcing and collecting the amounts due under this Note.

This Note shall be governed by the laws of the Commonwealth of Massachusetts.

Maker will take all reasonably necessary steps to publish and file any financing statements associated with the security interest contained herein under applicable law.

This Note constitutes an amendment and restatement, but not an extinguishment, of the Promissory Note dated as of July 12, 2022, made by Maker, as amended and restated on October 27, 2023 (as previously amended and restated, the “Prior Note”). Nothing herein shall be construed to constitute satisfaction of the outstanding obligations under the Prior Note, provided, however, that upon the execution and delivery of this Note, such obligations shall be enforceable in accordance with this Note and not the Prior Note.

This Note is intended to be consolidated, amended and restated and replaced in its entirety with and into certain of the Senior Secured Notes held now or in the future by Holder.

[Signature Page Follows]

IN WITNESS WHEREOF, Maker has executed this Note as a sealed instrument as of the date first hereinabove written.

AGRIFY CORPORATION

By:	/s/ Joshua Savitz
Name:	Joshua Savitz
Title:	General Counsel